Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2011 and 2010. Unless otherwise specified herein, references to the "Company," "we," "us," or "our" shall include Star Bulk Carriers Corp. and its subsidiaries. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operation, please see our annual report on Form 20-F for the year ended December 31, 2010, which was filed with the U.S. Securities and Exchange Commission, or the Commission, on March 31, 2011. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are an international company providing worldwide transportation of drybulk commodities through our vessel-owning subsidiaries for a broad range of customers of major and minor bulk cargoes including iron ore, coal, grain, cement and fertilizer. We were incorporated in the Marshall Islands on December 13, 2006 as a wholly-owned subsidiary of Star Maritime Acquisition Corp., or Star Maritime. On November 30, 2007, we merged with and into Star Maritime with Star Bulk being the surviving entity and commenced operations on December 3, 2007, which was the date we took delivery of our first vessel.

Our Fleet

We currently own a fleet of 15 vessels consisting of seven Capesize drybulk carriers, including one Capesize newbuilding that is currently being constructed at Hanjin (defined below) and expected to be delivered to us in November 2011, and eight Supramax drybulk carriers.  Our fleet has an average age of 11.1 years and a combined cargo carrying capacity of approximately 1.6 million dwt. In addition, our fleet carries a variety of drybulk commodities including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks. We charter the majority of our vessels on medium- to long-term time charters, with an average remaining terms ranging from one month to ten years. We also employ some of our Supramax drybulk carriers in the spot market or under short-term trip charters, in line with our active fleet employment strategy.

The following table presents summary information concerning our drybulk carrier fleet as of October 31, 2011 (1):

					Daily Gross	Earliest
Vessel Name	Vessel Type	Size (DWT)	Year Built	Charter Type	Hire Rate	Charter Expiration

Operating Fleet
Star Aurora	Capesize	171,199	2000	Time Charter	27,500	July 26, 2013
Star Big	Capesize	168,404	1996	Time Charter	25,000	November 25, 2015
Star Borealis	Capesize	179,678	2011	Time Charter	24,750	July 11, 2021
Star Mega	Capesize	170,631	1994	Time Charter	24,500	August 5, 2014
Star Sigma (2)	Capesize	184,403	1991	Time Charter	38,000	October 22, 2013
Star Ypsilon	Capesize	150,940	1991	Time Charter	13,000	November 30, 2011
Star Cosmo	Supramax	52,247	2005	Time Charter	16,500	March 8, 2012
Star Delta	Supramax	52,434	2000	Time Charter	14,000	November 22, 2011
Star Epsilon (3)	Supramax	52,402	2001	Time Charter	16,100	November 21, 2011
Star Gamma (4)	Supramax	53,098	2002	Time Charter	14,050	July 19, 2013
Star Kappa	Supramax	52,055	2001			Scheduled Dry-docking
Star Omicron	Supramax	53,489	2005	Spot/Trip Charter	14,375	November 5, 2011
Star Theta	Supramax	52,425	2003	Time Charter	14,100	September 2 2012
Star Zeta	Supramax	52,994	2003	Spot/Trip Charter	14,750	November 5, 2011

Newbuilding Fleet
Star Polaris (5)	Capesize	180,000	2011	Time Charter	16,500	23 months following delivery, which is scheduled for November 2011

(1)  In addition to the employment of our fleet of operating vessels described in the table above, we have a COA to transport approximately 1.35 million metric tons of iron ore between Brazil and China for Vale. As of October 31, 2011, we have completed six of the eight shipments under our Vale COA, of which four shipments were performed by a chartered-in vessel. We expect to complete the final two shipments under this COA in the fourth quarter of 2011 and first quarter of 2012, respectively. We may employ vessels in our fleet to the extent they are available or charter-in vessels from third parties, to complete the remaining shipments under this COA.

(2)  The time charter agreement for the Star Sigma includes an index-based profit sharing arrangement effective as of March 1, 2012, pursuant to which the charterer is obligated to pay us, in addition to the above daily rate, 50% of the amount by which the Baltic Capesize Index rate exceeds $49,000.

(3)  Our charterer has an option to extend this time charter for one year at a gross daily rate of $16,100.

(4)  Our charterer has an option to extend this time charter for one year at a gross daily rate of $15,500.

(5)  On April 6, 2010, we entered into an agreement with HHIC—Phil Inc., a subsidiary of Hanjin Heavy Industries and Construction Co. Ltd., or Hanjin, for the construction of a Capesize vessel (to be renamed the Star Polaris) for a construction price of $53.3 million, of which approximately $10.7 million is payable upon delivery.  The Star Polaris is scheduled to be delivered to us in November 2011.

RECENT DEVELOPMENTS

On July 4, 2011, Starbulk S.A., our in-house vessel manager, entered into a 12-year lease agreement for office space with Combine Marine Inc., a company founded by our Chairman, with monthly rent payments of €5,000 (approximately $7,000). This lease agreement may be terminated by Starbulk S.A. after one year upon the payment of an amount equal to one month's rent.

On July 13, 2011, the Star Cosmo, one of our vessels, was retained by the port authority in the Spanish port of Almeria and was released on July 16, 2011. According to the port authority, the vessel allegedly discharged oily water while sailing in Spanish waters and related records were allegedly deficient. An administrative investigation was commenced. We posted cash collateral of €340,000 (approximately $476,000) to guarantee the payment of fines that may be assessed in the future and the vessel was released. At the time of the alleged incident, Union Commercial, Inc., an unaffiliated third party ship management company, was the vessel's technical manager. The Company has been advised by its attorneys in Spain handling the case that no further information is available as to the ultimate timing or conduct of such investigation and we cannot predict the outcome of this matter at this time.

On July 21, 2011, we entered into a senior secured credit facility with ABN AMRO Bank for $31.0 million to partially finance the purchase of the Star Big and the Star Mega. The total amount of the loan facility has been drawn down.

On July 22, 2011, we offered and sold 16,700,000 common shares in an underwritten public offering.  This offering was priced at $1.80 per share less an underwriting discount, which resulted in proceeds to us before expenses of approximately $28.8 million. We used the net proceeds from this offering to fund a portion of the aggregate purchase price of the Star Big and the Star Mega and for general corporate purposes.

On July 25, 2011, we took delivery of the Star Big. Following the completion of its scheduled drydock, the vessel was redelivered to its charterer, a multinational mining company, for a remaining period of approximately 4.2 years at a gross daily rate of $25,000, which we believe is currently above market rates for similar vessels.

On August 10, 2011, we declared a cash dividend in the amount of $0.05 per common share for the three months ended June, 30 2011. The dividend was paid on August 30, 2011 to shareholders of record as of August 25, 2011.

On August 16, 2011, we took delivery of the Star Mega, which is chartered by a multinational mining company for a remaining period of approximately 2.9 years at a gross daily rate of $24,500, which we believe is currently above market rates for similar vessels.

On August 31, 2011, our Board of Directors adopted the 2011 Equity Incentive Plan, under which officers, key employees, directors and consultants of the Company and its subsidiaries are eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. We reserved a total of 2,000,000 shares of common stock for issuance under the 2011 Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in such plan. As of June 30, 2011, 2,000,000 common shares were available for issuance under the 2011 Equity Incentive Plan and 61,000 common shares were available for issuance under the 2010 Equity Incentive Plan.

On September 1, 2011, Mr. Simos Spyrou was appointed as our Chief Financial Officer to succeed Mr. George Syllantavos.

On September 9, 2011, we took delivery of our newbuilding Capesize vessel, the Star Borealis, which  commenced a 10-year time charter on September 11, 2011.

On September 20, 2011, we filed a registration statement on Form S-8 (File No. 333-176922) that covers the resale of up to 4,665,100 of our common shares that have been and may be issued under our 2007, 2010 and 2011 equity incentive plans.

 On October 10, 2011, we entered into a new $64.5 million secured term loan agreement with HSH Nordbank AG]. The borrowings under this new loan agreement together with $5.3 million in cash were used to repay in full the the existing indebtedness under our loan agreements with Piraeus Bank AE; a term loan of $150.0 million dated April 14, 2008 and a term loan of $35.0 million dated July 1, 2008.

On October 14, 2011, the Korea Line Corporation rehabilitation plan was approved by the majority of the creditors.  According to this plan, 37% of each approved claim will be repaid in cash in annual installments from 2012 through 2021 and the remaining 63% of each approved claim shall be converted into shares of the reorganized debtor, Korea Line Corporation.

A. Operating Results

Factors Affecting Our Results of Operations

We charter the majority of our vessels on medium- to long-term time charters, with remaining terms ranging from one month to 10 years. Under our time charters and short-term trip charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. Under all of these types of charters, we remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to affiliated and unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

On January 20, 2009, we entered into a COA with Vale, or the First Vale COA. Under the terms of the First Vale COA, we transported approximately 700,000 metric tons of iron ore between Brazil and China in four separate Capesize vessel shipments. In November 2009, we chartered-in a Capesize vessel from a third party for a minimum of three months and a maximum of five months at a gross daily rate of $50,000 to complete the fourth shipment under the First Vale COA. We completed all shipments related to the First Vale COA during 2010. On July 14, 2009, we entered into a second COA with Vale, or the Second Vale COA. Under the terms of the Second Vale COA, we expect to transport approximately 1.35 million metric tons of iron ore between Brazil and China in eight separate Capesize vessel shipments, of which six shipments have been completed as of October 31, 2011. On April 13, 2010, we entered into an agreement with Augustea Atlantica SpA to perform four shipments under the Second Vale COA. COAs relate to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All ofthe vessel's operating, voyage and capital costs are borne by the ship owner. The freight rate is generally set on a per cargo ton basis.

Although the majority of vessels in our fleet are employed on medium- to long-term time charters with remaining durations ranging from one month to ten years, we may employ these and additional vessels under COAs, bareboat charters, short-term trip charters, in the spot market or in drybulk carrier pools in the future.

The following table reflects certain operating data for our fleet, including our ownership days, voyage days, and fleet utilization, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

	Six months ended	Six months ended
	June 30, 2010	June 30, 2011
Average number of vessels(1)	11.0	11.0
Number of vessels (as of the last day of the periods reported)	11.0	11.0
Average age of operational fleet (in years) (2)	10.5	10.9
Ownership days (3)	1,991	1,991
Available days (4)	1,970	1,967
Voyage days for fleet (5)	1,963	1,957
Fleet utilization (6)	99.6%	99.5

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)	Average age of operational fleet is calculated as at June 30, 2010 and 2011, respectively.

(3)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.

(4)	Available days for the fleet are the ownership days after subtracting for off-hire days for dry-docking or special or intermediate surveys.

(5)
Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6)	Fleet utilization is calculated by dividing voyage days by available days for the relevant period and takes into account the dry-docking periods.

Time Charter Equivalent (TCE)

Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. We report TCE revenues, a non-GAAP measure, because our management believes it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors.

     The following table reflects the calculation of our TCE rates and reconciliation of TCE revenue as reflected in the consolidated statement of income:

(In thousands of Dollars)

	Six months ended	Six months ended
	June 30, 2010	June 30, 2011
Voyage revenues	59,270	52,185
Less:
Voyage expenses	(5,023)	(11,021)
Amortization of fair value of below market acquired time charter agreements	(674)	(179)

Time Charter equivalent revenues	53,573	40,985

Total voyage days for fleet	1,963	1,957

Time charter equivalent (TCE) rate (in Dollars)	27,291	20,943

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charterhire, or time charter equivalent, that our vessels earn under period charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market and other factors affecting spot market charter rates for vessels.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we would be exposed to the risk of declining charterrates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Vessel Voyage Expenses

Voyage expenses include hire paid for chartered-in vessels, port and canal charges, fuel (bunker) expenses and brokerage commissions payable to related and third parties.

Our voyage expenses primarily consist of hire paid for chartered-in vessels and commissions paid for the chartering of our vessels.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase.

Historically we subcontracted management of our vessels to third party managers who were responsible for establishing an operating expense budget for the vessels and performing the day-to-day management of the vessels. Currently, we provide in-house commercial and technical management of all the vessels in our fleet at cost. Star Bulk Management Inc. (a wholly owned subsidiary) monitors the performance of the technical vessel manager by comparing actual vessel operating expenses with the operating expense budget. We are responsible for the costs of any deviations from the budgeted amounts.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value.

Vessel Management

Our wholly owned subsidiaries, Star Bulk Management Inc. and Starbulk S.A. perform in-house the commercial and technical management for all of our vessels. The responsibilities of our in-house vessel managers include, among other things, locating, purchasing, financing and selling vessels, deciding on capital expenditures for the vessels, paying vessels' taxes, negotiating charters for the vessels, managing the mix of various types of charters and developing and managing relationships with charterers.

Technical management includes maintenance, drydocking, repairs, insurance, regulatory and classification society compliance, arranging for and managing crews, appointing technical consultants and providing technical support. We reimburse and/or advance funds as necessary to Star Bulk Management and Starbulk S.A. in order for them to conduct their activities and discharge their obligations, at cost. We also maintain working capital reserves as may be agreed between us and Star Bulk Management and Starbulk S.A. from time to time.

We subcontracted the crewing and technical management for the Star Cosmo to Union Commercial Inc., an unaffiliated ship management company, for a daily fee of $450 until June 30, 2011, when we transferred these vessel management services to Starbulk S.A., our in house vessel manager.

Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, legal and accounting expenses.

Interest and Finance Costs

We defer financing fees and expenses incurred upon entering into our credit facilities and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Interest income

We earn interest income on our cash deposits with our lenders.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Special or Intermediate Survey and Drydocking Costs

We expense special or intermediate survey and drydocking costs as incurred.

Gain or Loss arising from Freight Derivatives

From time to time, the company useFFAs,and freight options to hedge our exposure to the charter market for a specified route and period of time. Upon the settlement of FFA, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. All of our FFA trades are settled on a daily basis through London Clearing House (LCH).A freight option is a contract that gives the buyer the right, but not the obligation to buy or sell the underlying instrument at a specified price in the future. Options are traded in almost exactly the same way that the underlying FFAs are transacted.

RESULTS OF OPERATIONS

Six months ended June 30, 2011 compared to the six months ended June 30, 2010

Voyage Revenues: Voyage revenues for the six month period ended June 30, 2011 and 2010 were approximately $52.2 million and $59.3 million, respectively, which include the amortization of fair value of below market time charters amounting to $0.2 million and $0.7 million, respectively.

The TCE rate of our fleet decreased approximately 23% to $20,943 per day for the six months ended June 30, 2011 from $27,291 per day for the six months ended June 30, 2010.

The decrease in both voyage revenues and TCE rates was primarily due to lower charter rates during the first half of 2011 for most of our vessels, as a result of a decline in the overall drybulk charter market.

Voyage Expenses: For the six month periods ended June 30, 2011 and 2010, voyage expenses, which mainly consist of commission's payable to brokers, bunkers, port expenses and charter in expense, were approximately $11.0 million and $5.0 million, respectively. Consistent with drybulk industry practice, we paid, during the relevant periods, broker commissions ranging from 0.625% to 4.5% of the total daily charterhire rate of each charter to ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. The increase in voyage expenses for the six month period ended June 30, 2011 compared to the six month period ended June 30, 2010 was primarily due to contracting Augustea Atlantica SpA to perform two shipments under the Second Vale COA.  During the same period in 2010, only one shipment under the Second Vale COA was performed utilizing a charter with a third party vessel while the other shipment was performed by one of our own vessels.

Vessel Operating Expenses: For the six month periods ended June 30, 2011 and 2010, our vessel operating expenses were approximately $10.7 million and $10.9 million, respectively.

DryDocking Expenses: For the six month periods ended June 30, 2011 and 2010, our drydocking expenses were $1.4 million and $1.5 million, respectively. During the six month period ended June 30, 2011, we had two vessels that underwent periodic drydocking surveys.  In the same period in 2010, we had only one vessel undergo a periodic dry docking survey.

Depreciation: For the six month periods ended June 30, 2011 and 2010, depreciation was $24.0 million and $23.0 million, respectively. The increase in depreciation expense for the six month period ended June 30, 2011, is mainly due to the fact that even though the number of vessels was the same for both six-month periods, the Star Beta was not depreciated for the whole period ended June 30, 2010, but only until the date that it was classified as held for sale on January 17, 2010.

Vessel Impairment Loss: For the six month period ended June 30, 2010, we recorded a vessel impairment loss of $34.9 million related to the classification of the Star Beta as held for sale, which was recorded at the lower of its carrying amount or fair value less cost to sell.  During the six month period ended June 30, 2011, no impairment loss was recorded.

(Loss)/Gain on Derivative Instruments: For the six month periods ended June 30, 2011 and 2010, the change in fair market value of our derivative instruments resulted in a gain of $0.021 million and in a loss of $2.3 million respectively.

Other Operational Gain: During the six month period ended June 30, 2011, the Star Cosmo, which had a lease term until May 1, 2011, was re-delivered to us by its charterers on February 17, 2011. We recognized a non-cash gain of $0.3 million, which relates to the write-off of the unamortized fair value of below market acquired time charter on the vessel's redelivery date and a non-cash gain of $0.3 million, which represents the deferred revenue from the terminated time charter contract. In addition, due to the early redelivery of the Star Omicron on January 17, 2011 by its charterer, we received cash compensation of $1.2 million. Other operational gain for the six month period ended June 30, 2011 also includes non-recurring revenue of $9.0 million received from the settlement of a commercial claim and a gain of $0.2 million regarding a hull and machinery claim. During the six month period ended June 30, 2010, no other operational gain was recorded.

Other Operational Loss: On September 29, 2010, we agreed with a third party to sell a 45% interest in the future proceeds related to the settlement of certain of the commercial claims for $5.0 million.  During the six month period ended June 30, 2011, we paid $4.05 million to the third party relating to the settlement of one of the legal cases included in the above mentioned agreement.  During the six month period ended June 30, 2010, no other operational loss was recorded.

General and Administrative Expenses: For the six month periods ended June 30, 2011 and 2010 general and administrative expenses were $7.0 million and $5.7 million, respectively.  The increase in general and administrative expenses for the six month period ended June 30, 2011, is mainly due to the non-recurring severance payment of $2.3 million to our former Chief Executive Officer and President, when he was succeeded by Mr. Capralos as of February 7, 2011 and the non-recurring severance payment of $0.2 million to our former Chief Financial Officer for the six months period ended June 30, 2011.  Each of these severance payments was made pursuant to the terms and conditions of their respective employment and consultancy agreements with us. Our former Chief Financial Officer was succeeded by Mr. Spyrou as of September, 1, 2011.

Interest Expenses and Finance Costs: For the six month periods ended June 30, 2011 and 2010, interest expense and finance costs under our term-loan facilities were $2.0 million and $3.1 million, respectively. This decrease is mainly due to lower interest charged by our lenders and the lower average loan balances outstanding during the six months period ended June 30, 2011 compared to same period in 2010.

Interest Income: For each of the six month periods ended June 30, 2011 and 2010, our interest income was $0.3 million.

Cash Flow

Net cash provided by operating activities for the six month periods ended June 30, 2011 and 2010, was $24.6 million and $33.3 million, respectively. Cash flows generated by the operation of our fleet decreased mainly due to lower average TCE rates (a non-US GAAP measure representing time charter equivalent daily cash rates earned from chartering of our vessels) as a result of the decline of the prevailing rates in the drybulk vessel shipping industry. For the six month period ended June 30, 2011, we earned $20,943 TCE rate per day compared to $27,291 TCE rate per day for the six month period ended June 30, 2010. In addition we made a non-recurring severance payment to our former Chief Executive Officer during the six month period ended June 30, 2011.

Net cash used in investing activities for the six month periods ended June 30, 2011 and 2010 was $34.8 million and $27.3 million, respectively. Net cash used in investing activities for the six months ended June 30, 2011, primarily relates to the $38.7 million installment payment on our two newbuildings and the 10% deposit that was paid in connection with the acquisition of the Star Big and the Star Mega, which were delivered to the Company on July 25, 2011 and August 16, 2011, respectively, offset by a net decrease in restricted cash amounting to $3.1 million and insurance proceeds amounting to $0.8 million. Net cash used in investing activities for the six month periods ended June 30, 2010, was primarily due to the payment of the 20% deposit of the purchase price for the Star Aurora that was acquired during the third quarter of 2010, amounting to $8.5 million, plus aggregate installments of $21.5 million related to each of our two newbuildings. These amounts were offset by a $2.6 million decrease in restricted cash and insurance proceeds amounting to $0.1 million.

For the six month period ended June 30, 2011, net cash provided by financing activities amounted to $4.8 million and consisted of loan installment payments amounting to $20.3 million, cash dividend payments of $6.4 million, financing fees amounting to $0.6 million offset by proceeds from the new loan facility amounting to $32.1 million, which relates to the acquisition of our two newbuildings. For the six month period ended June 30, 2010, net cash used in financing activities amounted to $38.6 million and consisted of loan installment payments amounting to $32.2 million, cash dividend payments of $6.2 million and financing fees amounting to $0.2 million.

Liquidity and Capital Resources

Our principal source of funds has been equity provided by our shareholders, long-term borrowing and operating cash flow. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make interest and principal repayments on outstanding indebtedness and pay dividends.  On August 10, 2011, we declared a cash dividend in the amount of $0.05 per common share for the three months ended June, 30 2011. The dividend was paid on August 30, 2011 to shareholders of record as of August 25, 2011. We have entered into contracts for the construction of two Capesize newbuildings: the Star Borealis, which was delivered to us on September 9, 2011 and the Star Polaris, which is scheduled to be delivered to us in November of 2011. As of October 31, 2011, we have paid the shipyard approximately $96.4 million, consisting of $42.8 million in cash and $53.6 million in borrowings under our $70.0 million term loan with Credit Agricole Corporate and Investment Bank, of the approximately $106.9 million of total construction costs for our two newbuildings.

On May 12, 2011, we entered into an agreement with Barrington Corporation, a Marshall Islands company minority owned by family members of our Chairman, Mr. Petros Pappas, to acquire a 1994-built Capesize vessel, the Star Mega (formerly the  Megalodon) along with its long-term time charter, for an aggregate purchase price of $23.7 million. On the same date, we also entered into an agreement with Donatus Marine Inc., a Marshall Islands company minority owned by family members of our Chairman, to acquire a 1996-built Capesize vessel, the Star Big (formerly the Big Fish) along with its long-term time charter, for an aggregate purchase price of $27.8 million. On July 25, 2011 we took delivery of the Star Big which is chartered by a multinational mining company for a remaining period of approximately 4.2 years, at a gross daily rate of $25,000. On August 16, 2011 we took delivery of the Star Mega which is chartered by a multinational mining company for a remaining period of approximately 2.9 years, at a gross daily rate of $24,500. On July 21, 2011 we entered into a senior secured credit facility with ABN AMRO Bank for $31.0 million to partially finance the purchase of the Star Big and the Star Mega. The total amount of the loan facility has been drawn down.

Our contractual obligations as of October 31, 2011 totaled $10.66 million payable to the shipbuilder Hanjin in respect to the last installment for company's vessel under construction Star Polaris.

On July 22, 2011, we offered and sold 16,700,000 common shares in an underwritten public offering.  This offering was priced at $1.80 per share less an underwriting discount, which resulted in proceeds to us before expenses of approximately $28.8 million. We used the net proceeds from this offering to fund a portion of the aggregate purchase price of the Star Big and the  Star Mega  and for general corporate purposes.

Our short-term liquidity requirements relate to funding the balance of the purchase price of our Capesizenewbuilding Star Polaris, servicing our debt, payment of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows and paying cash dividends when permissible. Sources of short-term liquidity include our revenues earned from our charters.

We believe that our current cash balance, our operating cash flows and our undrawn amounts under our Credit Agricole Corporate and Investment Bank Loan Facility dated January 20, 2011 will be sufficient to meet our liquidity needs over the next twelve months, despite the sharp decline in the drybulk charter market beginning in the third quarter of 2008, which has remained at depressed levels to date. Our results of operations have been, and may in the future, be adversely affected by prolonged depressed market conditions.

Our medium- and long-term liquidity requirements include funding the equity portion of investments in additional vessels beyond our Capesize newbuilding and repayment of long-term debt balances. Potential sources of funding for our medium- and long-term liquidity requirements may include new loans we would seek to arrange or equity issuances or vessel sales. As of June 30, 2011, we had outstanding borrowings of $216.58 million of which $30.85 million is scheduled to be repaid within the next 12 months. As of October 31, 2011, we had $36.0 million in cash and outstanding borrowings of $254.8 million, which includes the current portion of long-term debt amounting to $34.2 million, under our loan facilities and includes borrowings under our new $64.5 million secured term loan agreement with HSH Nordbank which together with $5.3 million in cash were used to repay in full the existing indebtedness under our loan agreements with Piraeus Bank AE; a term loan of $150.0 million dated April 14, 2008 and a term loan of $35.0 million dated July 1, 2008.

As of June 30, 2011, an amount of $37.9 million was undrawn which was the maximum available under our credit facilities. As of October 31, 2011, $13.7 million is undrawn under our credit facilities, which is the maximum available amount under such facilities. We expect to drawdown this amount in November 2011 in order to fund the last installment payment related to our newbuilding Star Polaris.

We may fund possible growth through our cash balances, operating cash flow, additional long-term borrowing and the issuance of new equity. Our practice has been to acquire drybulk carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our drybulk carriers. In the event that we determine to finance a portion of the purchase price for new vessel acquisitions with debt, and if the current conditions in the credit market continue, we may not be able to secure new borrowing capacity on favorable terms or at all. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk carriers and the selective sale of older drybulk carriers. These transactions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.

As of June 30, 2011, cash and cash equivalents decreased to $7.3 million compared to $12.8 million as of December 31, 2010 and restricted cash, due to minimum liquidity covenants and cash collateral requirements contained in our loan agreements, decreased to $22.6 million compared to $25.6 million as of December 31, 2010. Our working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $20.6 million as of June 30, 2011, compared to a working capital deficit of $19.3 million as of December 31, 2010.

If our working capital deficit continues to exist, lenders may be unwilling to provide future financing or will provide future financing at significantly increased interest rates, which would negatively affect our earnings, liquidity and capital position.

Loan Facilities

For information relating to our loan agreements, please see Note 8 to our audited financial statements for the year ended December 31, 2010 included in our annual report on Form 20-F, which was filed with the Commission on March 31, 2011, and Note 8 to our unaudited condensed consolidated financial statements for the six month period ended June 30, 2011, included elsewhere herein.

On July 21, 2011, we entered into a senior secured credit facility with ABN AMRO Bank for $31.0 million, of which the total amount was drawn down in order to partially finance the acquisition of the Star Big and the Star Mega, which were pledged to provide the security for this senior secured credit facility. Under this senior secured credit facility, our wholly-owned subsidiaries that own these two vessels are the borrowers and Star Bulk Carriers Corp. is the corporate guarantor.

This senior secured credit facility is repayable in 18 consecutive quarterly installments commencing three months after the initial borrowings. The first 14 installments amount to $1.4 million each, the remaining four installments amount to $625,000 each and a final balloon payment of $8.9 million will be payable together with the last installment. This senior secured credit facility bears interest at LIBOR plus a margin of 2.9%. As of June 30, 2011 the LIBOR for the specific agreement was 0.25%.

This senior secured credit facility contains financial covenants and other customary covenants, including requirements to maintain (i) the ratio of total liabilities to the aggregate fair market value of the vessels no greater than 70%, (ii) a ratio of EBITDA (as will be defined in the definitive documentation) to interest expense, on a trailing four-quarter basis, no less than 3.0:1.0, (iii) minimum liquidity of $10.0 million or $750,000 for each of the vessels in our fleet, whichever is greater, and (iv) a minimum market adjusted net worth of not less than $100.0 million in addition to other customary affirmative and negative covenants. This senior secured credit facility also requires the borrowers to maintain an aggregate charter-free fair market value of the Star Big and the Star Mega of at least 135% of the amount outstanding under the facility until three months prior to the expiration of the time charter of the Star Mega and 150% thereafter.

On October 10, 2011 we entered into a new $64.5 million secured term loan agreement with HSH Nordbank. The borrowings under this loan agreement together with $5.3 million in cash were used to repay in full our existing indebtedness under its loan agreements with Piraeus Bank AE; a term loan of $150.0 million dated April 14, 2008 and a term loan of $35.0 million dated July 1, 2008.  This senior secured term loan facility consists of two tranches. The first tranche amounts to $48.5 million and is repayable in 20 consecutive installments of $1.250 million each and a final balloon payment of 23.5 million. The second tranche amounts to $16.0 million and is repayable in 12 consecutive installments of $1.333 million each. The first tranche bears interest at LIBOR plus a margin of 2.75% and the second tranche bears interest at LIBOR plus a margin of 3.00%.

This new loan agreement contains financial covenants including requirements to maintain (i) the ratio of indebtedness of the borrower over the aggregate fair market value of the assets shall not be greater than 75% until December 31, 2013 and 70% thereafter, (ii) a minimum market adjusted net worth of not less than $100.0 million, (iii) a minimum interest coverage ratio of not less than 2.0:1.0; (iv) minimum liquidity of $2.0 million or $400,000 for each  pledged vessel under this credit facility, whichever is greater, and, (v) an aggregate market value of the vessels pledged as security under this loan agreement should not be less than (a) 125% of the then outstanding borrowings until the repayment of second tranche and (b) 167% of the then outstanding borrowings thereafter.

Under our loan agreements, we are subject to customary covenants, including an obligation to maintain a ratio of the market value of the vessels pledged as collateral, to the outstanding borrowings of not less than a specified percentage. We determined as of September 30, 2011 that the market value of the vessels pledged under the $120.0 million loan agreement with Commerzbank AG was less than the required 135% of outstanding borrowings under such loan agreement. On October 31, 2011, we paid a regularly scheduled quarterly payment of $2.3 million and as a result regained compliance with this value maintenance covenant.  We also determined as of September 30, 2011 that the market value of the vessels pledged under the new $31.0 million loan agreement with ABN AMRO Bank was less than the required 135% of outstanding borrowings under such loan agreement and as a result the lenders may require us to prepay an amount of approximately $2.9 million in order to regain compliance with this value maintenance covenant.  We currently have the ability, under our current cash position, and are willing to prepay the amount of $2.9 million if it is requested by the lenders.  See the section "Item 3. Key Information – Risk Factors" of our annual report on Form 20-F for the year ended December 31, 2010, including without limitation, the risk factor entitled "The market values of our vessels have declined and may further decline, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities and/or we may incur a loss if we sell vessels following a decline in their market value."

Significant Accounting Policies and Critical Accounting Policies

There have been no material changes to our significant accounting policies since December 31, 2010. For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited financial statements and "Item 5 — Operating and Financial Review and Financial Prospects," respectively, included in our annual report on Form 20-F for the year ended December 31, 2010, which was filed with the Commission on March 31, 2011.

STAR BULK CARRIERS CORP.
INDEX TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

STAR BULK CARRIERS CORP.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2010 and June 30, 2011
(Expressed in thousands of U.S. dollars except for share and per share data)
	December 31,	June 30,
	2010	2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$12,824	$7,317
Restricted cash	1,550	614
Trade accounts receivable	4,652	6,305
Inventories (Note 4)	1,094	1,151
Due from managers	75	69
Accrued income	397	158
Prepaid expenses and other receivables	3,326	3,211
Total Current Assets	23,918	18,825

FIXED ASSETS
Advances for vessels acquisition and vessels under construction (Note 5)	43,473	82,231
Vessels and other fixed assets, net (Note 6)	610,817	586,808
Total Fixed Assets	654,290	669,039

OTHER NON-CURRENT ASSETS
Deferred finance charges	1,022	1,421
Restricted cash	24,020	22,020

TOTAL ASSETS	$703,250	$711,305

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 8)	$33,785	$30,854
Accounts payable	3,233	3,464
Due to related parties (Note 3)	603	697
Due to managers	55	107
Accrued liabilities	1,865	2,159
Derivative instruments (Note 14)	-	49
Deferred revenue	3,694	2,133
Total Current Liabilities	43,235	39,463

NON-CURRENT LIABILITIES
Long term debt (Note 8)	171,044	185,721
Fair value of below market acquired time charter agreements (Note 7)	452	-
Deferred revenue	203	148
Other non-current liabilities	64	69
TOTAL LIABILITIES	214,998	225,401

STOCKHOLDERS' EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2010 and June 30, 2011	-	-
Common Stock, $0.01 par value, 300,000,000 shares authorized at December 31, 2010 and at June 30, 2011 respectively; 63,410,360 and 63,658,360 shares issued and outstanding at December 31, 2010 and June 30, 2011, respectively	634	637
Additional paid in capital	489,770	490,395
Accumulated deficit	(2,152)	(5,128)
Total Stockholders' Equity	488,252	485,904
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$703,250	$711,305
The accompanying condensed notes are an integral part of these unaudited condensed consolidated financial statements

STAR BULK CARRIERS CORP.
Unaudited Condensed Consolidated Statements of Operations
For the six months ended June 30, 2010 and 2011
(Expressed in thousands of U.S. dollars except for share and per share data)
	Six months Ended June 30,
	2010	2011

Revenues
Voyage Revenues	$59,270	$52,185
Expenses
Voyage expenses	(5,023)	(11,021)
Vessel operating expenses	(10,896)	(10,671)
Dry docking expenses	(1,501)	(1,358)
Depreciation	(23,034)	(24,009)
Management fees	(81)	(54)
(Loss)/gain on derivative instruments (Note 14)	(2,331)	21
General and administrative expenses	(5,673)	(7,014)

Vessel impairment loss	(34,947)	-
Other operational loss (Note 10)	-	(4,050)
Other operational gain (Note 9)	-	11,046
Operating (loss)/income	(24,216)	5,075

Other Income (Expenses)
Interest and finance costs (Note 8)	(3,118)	(2,041)
Interest and other income	300	346
Total other expenses, net	(2,818)	(1,695)

Net (loss) / income	$(27,034)	$3,380

(Loss) / earnings per share, basic (Note 11)	$(0.44)	$0.05
(Loss) / earnings per share, diluted (Note 11)	$(0.44)	$0.05

Weighted average number of shares outstanding, basic	61,052,850	63,364,120
Weighted average number of shares outstanding, diluted	61,052,850	63,438,838

The accompanying condensed notes are an integral part of these unaudited condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Condensed Consolidated Statements of Equity
For the six months ended June 30, 2010 and 2011
(Expressed in thousands of U.S. dollars except for share and per share data)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Retained earnings/ (Accumulated deficit)	Total stockholders' equity

BALANCE, December 31, 2009	61,104,760	$611	$483,282	$15,364	$499,257
Net loss	-	$-	$-	$(27,034)	$(27,034)
Issuance of vested and non-vested shares and amortization of stock based compensation	1,095,600	11	2,504	-	2,515
Dividends declared ($0.10 per share)	-	-	-	(6,165)	(6,165)
BALANCE, June 30, 2010	62,200,360	$622	$485,786	$(17,835)	$468,573
BALANCE, December 31, 2010	63,410,360	$634	$489,770	$(2,152)	$488,252
Net Income	-	$-	$-	$3,380	$3,380
Issuance of vested and non-vested shares and amortization of stock based compensation	248,000	3	625	-	628
Dividends declared ($0.10 per share)	-	-	-	(6,356)	(6,356)
BALANCE, June 30, 2011	63,658,360	$637	$490,395	$(5,128)	$485,904

The accompanying condensed notes are an integral part of these unaudited condensed consolidated financial statements

STAR BULK CARRIERS CORP.
Unaudited Condensed Consolidated Statements of Cash Flows
For the six months ended June 30, 2010 and 2011
(Expressed in thousands of U.S. dollars)

	Six months ended June 30, 2010	Six months ended June 30, 2011
Cash Flows from Operating Activities:
Net (loss)/income	$(27,034)	$3,380
Adjustments to reconcile net income /(loss) to net cash provided by operating activities:
Depreciation	23,034	24,009
Amortization of fair value of below market acquired time charter	(674)	(452)
Amortization of deferred finance charges	169	157
Vessel impairment loss	34,763	-
Stock- based compensation	2,515	628
Change in fair value of derivatives	168	49
Gain from insurance claim	-	(240)
Other non-cash charges	7	5

Changes in operating assets and liabilities:
(Increase)/Decrease in:
Restricted cash for forward freight and bunkers agreements	4,798	(114)
Trade accounts receivable	(1,224)	(1,653)
Inventories	(125)	(57)
Accrued income	(639)	239
Prepaid expenses and other receivables	165	(432)
Due from related parties	946	-
Due from managers	107	6
Increase/(Decrease) in:
Accounts payable	(2,271)	231
Due to related parties	89	94
Accrued liabilities	745	294
Due to managers	131	52
Deferred revenue	(2,367)	(1,616)
Net Cash provided by Operating Activities	33,303	24,580

Cash Flows from Investing Activities:
Advances for vessels acquisitions and vessels under construction	(30,027)	(38,684)
Additions to vessel cost and other fixed assets	(39)	-
Decrease in restricted cash	2,600	7,250
Increase in restricted cash	-	(4,200)
Insurance proceeds	120	787
Net cash used in Investing Activities	(27,346)	(34,847)

Cash Flows from Financing Activities:
Proceeds from bank loans	-	32,060
Loan repayment	(32,225)	(20,314)
Financing fees paid	(180)	(630)
Cash dividend	(6,165)	(6,356)
Net cash (used in) / provided by Financing Activities	(38,570)	4,760

Net decrease in cash and cash equivalents	(32,613)	(5,507)
Cash and cash equivalents at beginning of period	40,142	12,824

Cash and cash equivalents at end of the period	$7,529	$7,317

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	1,831	2,708

The accompanying condensed notes are an integral part of the unaudited condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.     Basis of Presentation and General Information:

Star Bulk Carriers Corp ("Star Bulk") is a public shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece.

Star Bulk shares and warrants started trading on the NASDAQ Global Select Market on December 3, 2007 under the ticker symbols SBLK and SBLKW, respectively. On March 15, 2010, all outstanding warrants expired and ceased trading on the Nasdaq Global Market

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its subsidiaries, which are hereinafter collectively referred to as the "Company," have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2011, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2011.

The unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the Company's annual report on Form 20-F for the year ended December 31, 2010.

Below is the list of the Company's wholly owned subsidiaries as of June 30, 2011:

Wholly Owned	Vessel		Date	Year
Subsidiaries	Name	DWT	Delivered to Star Bulk	Built
Star Bulk Management Inc.	—	—	—	—
Starbulk S.A.	—	—	—	—
	Vessels in operation at June 30, 2011

Star Epsilon LLC	Star Epsilon (ex G Duckling)*	52,402	December 3, 2007	2001
Star Theta LLC	Star Theta (ex J Duckling)*	52,425	December 6, 2007	2003
Star Kappa LLC	Star Kappa (ex E Duckling)	52,055	December 14, 2007	2001
Star Zeta LLC	Star Zeta (ex I Duckling)*	52,994	January 2, 2008	2003
Star Delta LLC	Star Delta (ex F Duckling)*	52,434	January 2, 2008	2000
Star Gamma LLC	Star Gamma (ex C Duckling)*	53,098	January 4, 2008	2002
Lamda LLC	Star Sigma	184,403	April 15, 2008	1991
Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
Star Cosmo LLC	Star Cosmo	52,247	July 1, 2008	2005
StarYpsilon LLC	Star Ypsilon	150,940	September 18, 2008	1991
Star Aurora LLC	Star Aurora	171,199	September 8, 2010	2000

	Vessels disposed**
StarAlpha LLC	Star Alpha (ex A Duckling)*	175,075	January 9, 2008	1992
StarBeta LLC	Star Beta (ex B Duckling)*	174,691	December 28, 2007	1993

*Initial fleet or initial vessels

** For vessels disposed refer to Note 6

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
1.     Basis of Presentation and General Information – (continued)

Acquisition Vessels
			Delivery	Year
Wholly Owned Subsidiaries	Vessels acquired	DWT	date	Built
Star Big LLC	Star Big (1)	168,431	July 25, 2011	1996
Star Mega LLC	Star Mega (1)	170,631	August 16, 2011	1994

Vessels under Construction
Wholly Owned Subsidiaries	Vessel under Construction	DWT	Expected Delivery date
Star Borealis LLC	Star Borealis (2)	180,000	September 9, 2011
Star Polaris LLC	Star Polaris (2)	180,000	November 2011

On May 12, 2011, the Company entered into an agreement with Donatus Marine Inc, or Donatus Marine, a Marshall Islands company minority owned by family members of our Chairman, Mr. Petros Pappas to acquire a 1996-built Capesize vessel, the Star Big, ex- Big Fish along with its long-term time charter, for an aggregate purchase price of $27.8 million. Star Big is under a long-term time charter with a multinational mining company at a rate of $25,000 per day until November 2015. The vessel was delivered to the Company on July 25, 2011. On the same date, the Company also entered into an agreement with Barrington Corporation, a Marshall Islands company minority owned by family members of our Chairman, Mr. Petros Pappas to acquire a 1994-built Capesize vessel, the Star Mega, ex- Megalodon along with its long-term time charter, for an aggregate purchase price of $23.7 million. Star Mega is under a long-term time charter with a multinational mining company at a rate of $24,500 per day until August 2014. The vessel was delivered to the Company on August 16, 2011.

On March 24, and April 6, 2010 the Company signed two contracts to build two Capesize vessels at a price of $106.9 million in aggregate. Star Borealis was delivered to the Company on September 9, 2011 and Star Polaris expected to be delivered in November 2011. (Note 5)

2.     Significant Accounting policies:

A summary of the Company's significant accounting policies is identified in Note 2 of the Company's annual report on Form 20-F for the fiscal year ended December 31, 2010. There have been no changes to the Company's significant accounting policies.

3.     Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

Balance Sheet	December 31, 2010	June 30, 2011
Liabilities
Interchart Shipping Inc. (a)	$454	$337
Management and Directors Fees (b)	149	288
Oceanbulk Maritime S.A. (c)	-	72
Total Liabilities	$603	$697

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.     Transactions with Related Parties-(continued):

Statement of Operations

	Six-month period ended June 30,
	2010	2011
Voyage expenses-Interchart (a)	736	636
Executive directors consultancy fees (b)	445	2,941
Non-executive directors compensation (b)	69	80
Renovation Costs – Oceanbulk Maritime S.A (c)	-	72

(a) Interchart Shipping Inc. or Interchart: Interchart —a company affiliated to Oceanbulk Maritime S.A.- acting as a chartering broker of all Company's vessels. As of December 31, 2010 and June 30, 2011 Star Bulk had an outstanding liability of $454 and $337, respectively, to Interchart. During the six months period ended June 30, 2010 and, 2011 the brokerage commission on charter revenue paid to Interchart amounted $736 and $636, respectively and is included in "Voyage expenses" in the accompanying condensed consolidated statements of operations.

(b) Management and Directors Fees: On October 3, 2007, Star Bulk entered into separate consulting agreements with companies owned and controlled by the Company's former Chief Executive Officer and the Chief Financial Officer, for the services provided by the former Chief Executive Officer and the Chief Financial Officer, respectively. Each of these agreements has a term of three years unless terminated earlier in accordance with the terms of such agreements. During 2010 these agreements were automatically renewed for the successive year. Under the consulting agreements, each company controlled by the former Chief Executive Officer and the Chief Financial Officer receive an annual consulting fee of €370,000 (approx. $538) and €250,000 (approx. $363) respectively. During the six months period ended June 30, 2010 and, 2011 the consultancy fees under the specific consulting agreements amounted to $445 and $276, respectively.

On February 7, 2011 Mr. Spyros Capralos was appointed as the Company's President and Chief Executive Officer, to succeed Mr. Akis Tsirigakis who continues to serve as a director. Pursuant to the terms of his employment and consultancy agreements, the former Chief Executive Officer was awarded a severance payment that amounted to $2,347.

On February 28, 2011, Star Bulk entered into a consulting agreement with a company owned and controlled by the Company's new Chief Executive Officer. This agreement has a term of three years unless terminated earlier in accordance with its terms. Under this agreement the Company will pay the Consultant a base fee at an annual rate of not less €160,000 (approx. $227), additionally, the Chief Executive Officer is entitled to receive a minimum guaranteed Annual Incentive Award of 140,000 shares of restricted stock. These shares vest in February 2012, 2013 and 2014. During the six months period ended June 30, 2010 and 2011 the consultancy fees under the specific consulting agreement with our Chief Executive Officer amounted to $0 and $98, respectively.

Additionally, the current Chief Executive Officer and the Chief Financial Officer are entitled to receive benefits under each of their consultancy agreements with Star Bulk. Among other things, each is entitled to receive an annual discretionary bonus, as determined by Star Bulk's board of directors in its sole discretion.

On May 2, 2011, Star Bulk entered into a consulting agreement with a company owned and controlled by the Company's new deputy Chief Financial Officer. This agreement has a term of three years unless terminated earlier in accordance with its terms. Under this agreement the Company will pay the Consultant a base fee at an annual rate of not less €56,000 (approx. $81). During the six months period ended June 30, 2010 and 2011 the consultancy fees under the specific consulting agreement with the deputy Chief Financial Officer amounted to $0 and $13, respectively.

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.    Transactions with Related Parties-(continued):

On May 12, 2011 the Company entered into a release agreement with a company owned by the Chief Financial Officer. Pursuant to the terms of this agreement Mr Syllantavos will resign as the Company's Chief Financial Officer and from the Company's board of directors effective as of August 31, 2011 and he is entitled to receive a severance payment, the portion of this payment for the six months period ended June 30, 2011 amounted to $207.

The related expenses for the Company's executive officers for the six months period ended June 30, 2010 and 2011 were $445 and $2,941, respectively and are included under "General and administrative expenses" in the accompanying condensed consolidated statements of operations.

As of December 31, 2010 and June 30, 2011, Star Bulk had an outstanding payable balance of $149 and $288, respectively with its Management and Directors, representing unpaid fees.

(c) Oceanbulk Maritime, S.A., or Oceanbulk: Star Bulk's director Mr. Petros Pappas, is also Chairman of Oceanbulk Maritime S.A, a ship management company of drybulk vessels and a related party. As of June 30, 2011 Star Bulk had an outstanding liability to Oceanbulk Maritime S.A. of $72 incidental to renovation expenses for new offices that Oceanbulk Maritime S.A. paid on behalf of the Company. The related expenses for the renovation of our offices amounting to $72 are included under "General and administrative expenses".

4.   Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are comprised of lubricants remaining on board the vessels and amounted to $1,094 and $1,151 as of December 31, 2010 and as of June 30, 2011, respectively.

5.   Advances for Vessels Acquisition and Vessels under Construction :

On March 24 and April 6, 2010 the Company signed two contracts with the shipbuilder Hanjin to build two Capesize vessels at a price of $106,880 in aggregate. Star Borealis was delivered on September 9, 2011 and Star Polaris expected to be delivered in November 2011, respectively.

On May 12, 2011, the Company entered into agreements with Donatus Marine to acquire a 1996-built Capesize vessel, the Star Big, ex- Big Fish along with its long-term time charter, for an aggregate purchase price of $27.8 million. Star Big is under a long-term time charter with a multinational mining company at a rate of $25,000 per day until November 2015 at the earliest. The vessel was delivered to the Company on July 26, 2011. On the same date, the Company also entered into an agreement with Barrington to acquire a 1994-built Capesize vessel, the Star Mega, ex- Megalodon along with its long-term time charter, for an aggregate purchase price of $23.7 million. Star Mega is under a long-term time charter with a multinational mining company at a rate of $24,500 per day until August 2014 at the earliest. The vessel was delivered to the Company on August 16, 2011.

During the six month period ended June 30, 2011, the Company paid advances totaling $32,092 for Star Borealis and Star Polaris, and capitalized interest and other expenses of $1,101 and $415, respectively and $5,150 for the acquisition of Star Big and Star Mega which reflects the 10% advance of the aggregate purchase price.

6.     Vessels and other fixed assets, net:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2010	June 30, 2011
Cost
Vessels	$736,831	$736,831
Other fixed assets	575	575
Total cost	737,406	737,406
Accumulated depreciation	(126,589)	(150,598)
Vessels and other fixed assets, net	$610,817	$586,808

Vessel classified as "held for sale" during the six month period ended June 30, 2010

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

On January 18, 2010, the Company entered into a Memorandum of Agreement for the sale of Star Beta to a third party for a contracted sales price of $22,000 ,at that date Star Beta was classified as asset held for sale and was recorded at the lower of its carrying amount or fair value less cost to sell. The resulting impairment loss of $34,947 for the six month period ended June 30, 2010, is included under "Vessel impairment loss" in the accompanying condensed consolidated statements of operations. The vessel was delivered to its new owners on July 7, 2010.

No vessel acquisition or disposal has taken place in the six month period ended June, 30, 2011.

7.   Fair value of acquired time charters:

The vessel Star Cosmo, was on time charter at a gross daily charter rate of $35,615 per day for the period from February 10, 2009 until May 1, 2011, and was redelivered earlier to the Company on February 17, 2011. The Company, under the accounting provisions applicable to intangible assets, has recognized a gain for this time charter agreement termination of $273, which relates to the write-off of the unamortized fair value of below market acquired time charter on vessel redelivery date and is included under "Other operational gain" in the accompanying condensed consolidated statement of operations for the six month period ended June 30, 2011.

Amortization expenses related to the vessel Star Cosmo for the six month period ended June 30, 2010 was $674 and is included under "Voyage Revenues". Amortization expenses related to the vessel Star Cosmo for the six month period ended June 30, 2011, was $452, which comprised of $179, included under "Voyage Revenues" and $273 included under "Other operational gain" in the accompanying condensed consolidated statements of operations.

8.   Long-term Debt:

Details of the Company's loan and credit facilities are discussed in Note 8 of the Company's consolidated financial statements for the year ended December 31, 2010 included in the Company's annual report on Form 20-F, except for a new Loan agreement signed in 2011 as noted below:

On January 20, 2011, the Company entered into a loan agreement with Credit Agricole Corporate and Investment Bank for a term loan up to $70,000 to partially finance the construction cost of the vessels under construction, Star Borealis and Star Polaris. The shipbuilding contracts and refund guarantees were assigned to the lender as security for this loan agreement and the vessels, when delivered, will be pledged as security for this loan agreement. The loan will be drawn in three advances per hull, and each advance will be drawn upon completion of the keel laying the launching and the delivery of each hull. Under the terms of this term loan facility, the repayment of $70,000 is over seven years and begins three months after the delivery of each vessel. The loan is repayable into twenty eight consecutive quarterly installments, per vessel, amounting to $512.5 each and a final balloon payment, per vessel, in the amount of $20,650, which is payable together with the last installment. The loan bears interest at LIBOR plus a margin of 2.7% p.a.  As of June 30, 2011 the LIBOR stood at 0.27%.Under the specific credit facility as of June 30, 2011 an amount of $37.9 million is still undrawn which is the maximum available amount.

This loan agreement with Credit Agricole Corporate and Investment Bank contains financial covenants, including requirements to maintain (i) a minimum liquidity of $10,000 or $500 per fleet vessel, whichever is greater (ii) the total indebtedness of the borrower over the market value of all vessels owned shall not be greater than 0.7:1, effective from October 15, 2011, (iii) the minimum asset cover ratio shall not be less than (a) 120% during the first two years from delivery of each vessel and (b) 125% of the then outstanding borrowings thereafter. As of December 31, 2010 and June 30, 2011, the Company had outstanding borrowings of $0 and $32,060 respectively, under this loan agreement. (Note 15)

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.   Long-term Debt (continued):

The principal payments required to be made after June 30, 2011 for all outstanding debt are as follows:

Years	Amount
June 30, 2012	$30,854
June 30, 2013	30,625
June 30, 2014	30,925
June 30, 2015	55,024
June 30, 2016	20,100
June 30, 2017 and thereafter	49, 047
Total	$216,575

Interest expense for the six month periods ended June 30, 2010 and 2011 amounting to $2,811 and $1,795 respectively, amortization of deferred finance fees amounting to $169 and $157, respectively, and other finance fees amounting to $138 and $89, respectively,  are included under "Interest and finance costs" in the accompanying condensed consolidated statements of operations.

All vessels are first-priority mortgaged as collateral to the Company's loan facilities.

9.     Other Operational Gain:

On February 17, 2011 Star Cosmo, with a lease term until May 1, 2011, was delivered to us by its charterers and we recognized a non-cash gain of $273, which relates to the write-off of the unamortized fair value of below market acquired time charter on vessel's redelivery date and a non-cash gain of $323 , which represents the deferred revenue from the terminated time charter contract. In addition due to the early redelivery of the Star Omicron on January 17, 2011 by its charterer, we received cash compensation of $1,210. Other operational gain also includes non-recurring revenue of $9,000 received from the settlement of a commercial claim and a gain of $240 regarding a hull & machinery claim. For the six month period ended June 30, 2010, no other operational gain was recorded.

10.           Other Operational Loss:

 On September 29, 2010 the Company agreed with a third party to sell a 45% interest in the future proceeds related to the settlement of certain of the commercial claims for $5,000. During the six month period ended June 30, 2011 the Company paid $4,050 to the third party relating to the settlement of one of the legal cases included in the above mentioned agreement. This amount is presented in "Other Operational Loss "in the accompanying condensed consolidated statements of operations. For the six month period ended June 30, 2010, no other operational loss was recorded.

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.           Earnings/Losses per Share:

The Company calculates basic and diluted earnings per share as follows:

	Six months ended June 30,
	2010	2011
Income/Loss:
Net (loss) / income	$(27,034)	$3,380

Basic (loss)/ earnings per share:
Weighted average common
Shares outstanding, basic	61,052,850	63,364,120
Basic (loss)/earnings per share	$(0.44)	$0.05

Effect of dilutive securities:
Dilutive effect of non-vested shares	-	74,718
Weighted average common shares outstanding, diluted	61,052,850	63,438,838
Diluted (loss)/earnings per share	$(0.44)	$0.05

Warrants: Each warrant entitled the registered holder to purchase one share of common stock at a price of $8.00 per share. On March 15, 2010, 5,916,150 outstanding warrants expired and ceased trading on the Nasdaq Global Market consequently as of June 30, 2010 there were no warrants outstanding.

The weighted average diluted common shares outstanding for the six months period ended June 30, 2010 excludes the effect of 591,240 unvested restricted shares because their effect would be anti-dilutive.

The weighted average diluted common shares outstanding for the six months period ended June 30, 2011 includes the effect of 74,718 incremental shares calculated on the non-vested shares outstanding, as their effect was dilutive.

12.   Equity Incentive Plan:

On February 8, 2007, the Company's Board of Directors adopted a resolution approving the terms and provisions of the Company's Equity Incentive Plan (2007 Plan). The Plan is designed to provide certain key persons, whose initiative and efforts are deemed to be important to the successful conduct of the business of the Company with incentives to enter into and remain in the service of the Company, acquire a propriety interest in the success of the Company, maximize their performance and enhance the long-term performance of the Company.

Under the 2007 Plan, officers, key employees, directors and consultants of Star Bulk and its subsidiaries will be eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. Star Bulk has reserved a total of 2,000,000 shares of common stock for issuance under the plan, subject to adjustment for changes in capitalization as provided in the 2007 Plan.

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.           Equity Incentive Plan (continued):

On February 23, 2010, the Company's Board of Directors approved the Company's new Equity Incentive Plan (the 2010 Plan). The Company has reserved a total of 2,000,000 shares of common stock for issuance under the 2010 Plan, subject to adjustment for changes in capitalization as provided in the 2010 Plan. All provisions of the 2010 Plan are similar with the 2007 Plan provisions.

On February 4, 2010, the Company issued an aggregate of 115,600 non-vested common shares to all the Company's employees subject to applicable vesting of 69,360 common shares on June 30, 2010 and 46,240 common shares on July 1, 2011. The fair value of each share was $2.66 which is equal to the market value of the Company's common stock on the grant date.

On February 7, 2011 pursuant to the terms of consultancy agreement with an entity owned and controlled by the Company's new Chief Executive Officer, with a term of three years, he is entitled to receive 420,000 common shares.  The shares vest in three equal installments in February 2012, 2013 and 2014. The fair value of each share was $2.45 which is equal to the market value of the Company's common stock on the grant date.

On May 18, 2011 the Company issued an aggregate of 248,000 restricted non-vested common shares to the former Chief Financial Officer pursuant to an agreement dated May 12, 2011 covering the terms of his severance, under the same agreement the Chief Financial Officer is entitled to receive an additional 80,000 common shares. The respective stock based compensation will be fully amortized by August 31, 2011. The fair value of each share was $2.30 which is equal to the market value of the Company's common stock on the grant date.

All non-vested shares are conditional upon the grantee's continued service as an employee of the Company, or as a director until the applicable vesting date. The grantee does not have the right to vote such non-vested shares until they vest or exercise any right as a shareholder of these shares, however, the non-vested shares pay dividends as declared.

The Company estimates the forfeitures of non-vested shares to be immaterial.

For the six month periods ended June 30, 2010 and 2011, stock based compensation was $2,515 and $628 respectively, and is included under "General and administrative expenses" in the accompanying condensed consolidated statement of operations.

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.   Equity Incentive Plan (continued):

A summary of the status of the Company's non-vested shares as of June 30, 2011, and movement during the six months ended June 30, 2011, is presented below.

	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2011	46,240	$2.66
Granted	748,000	2.38
Vested	—	—
Unvested as at June 30, 2011	794,240	$2.40

As of June 30, 2011, there was $1,199 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Equity Incentive Plans. That cost is expected to be recognized over a remaining weighted average period of 1.18 years.

13.   Commitments and Contingencies:
Future minimum contractual charter revenue

Future minimum contractual charter revenue, based on vessels committed to non-cancelable, time charter contracts net of address commission as of June 30, 2011 will be:

Years ending June 30,	Amount*
2012	$63,606
2013	54,371
2014	31,538
2015	18,665
2016	12,620
2017 and thereafter	46,951
Total	$227,751

*           These amounts do not include any assumed off—hire.

Contractual Obligations

The Company's contractual obligations as of June 30, 2011 totaled $78,386. This amount consisted of $32,036 payable to the shipbuilder Hanjin during the year 2011 in respect to the construction of the Company's vessels under construction Star Borealis and Star Polaris and of $46,350 payable to the sellers of Star Big and Star Mega during the year 2011 (Note 5).

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.           Fair value disclosures:

The Company trades in the Freight derivatives and bunker derivatives markets with an objective to utilize those instruments as economic hedge instruments that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Freight derivatives and bunker derivatives trading do not qualify for cash flow hedges for accounting purposes, therefore resulting gains or losses are recognized in the accompanying consolidated statements of operations. For the six month periods ended June 30, 2010 and 2011 gain/losses recognized on Freight and bunker derivatives contracts are included under "(Loss)/gain on derivative instruments" in the accompanying condensed consolidated statements of operations and are analyzed as follows:

	Six months period ended June 30,
	2010	2011
Freight Derivatives	$(2,171)	$21
Bunker Derivatives	(160)	-

	$(2,331)	$$21

As of December 31, 2010 no fair value measurements for assets or liabilities were recognized in the Company's consolidated financial statements. As of June 30, 2011 fair value of derivative instruments liability was $ 49.

15.           Subsequent Events:

On July 4, 2011, Starbulk S.A., the Company's in-house vessel manager, entered into a 12-year lease agreement for office space with Combine Marine Inc., a company founded by the Chairman, with monthly rent payments of € 5,000 (approx. $7). This lease agreement may be terminated by Starbulk S.A. after one year upon the payment of an amount equal to one month's rent.

On July 13, 2011, the Star Cosmo, one of the Company's vessels, was retained by the port authority in the Spanish port of Almeria and was released on July 16, 2011. According to the port authority, the vessel allegedly discharged oily water while sailing in Spanish waters and related records were allegedly deficient. An administrative investigation was commenced. The Company posted cash collateral of Euro 340,000 to guarantee the payment of fines that may be assessed in the future and the vessel was released. At the time of the alleged incident, Union Commercial, Inc., an unaffiliated third party ship management company, was the vessel's technical manager. The Company has been advised by its attorneys in Spain handling the case that no further information is available as to the ultimate timing or conduct of such investigation and the Company cannot predict the outcome of this matter at this time.

On July 21, 2011, the Company entered into a senior secured credit facility with ABN AMRO Bank for $31.0 million to partially finance the purchase of the Star Big and the Star Mega. The total amount of the loan facility has been drawn down.

On July 22, 2011, we offered and sold 16,700,000 common shares in an underwritten public offering.  This offering was priced at $1.80 per share less underwriting discount which resulted in proceeds to us before expenses of approximately $28.8 million. We used the net proceeds from this offering to fund a portion of the aggregate purchase price of the Star Big and the Star Mega and for general corporate purposes.

On July 25, 2011, the Company took delivery of the Star Big. Following the completion of its scheduled drydock, the vessel was redelivered to its charterer, a multinational mining company, for a remaining period of approximately 4.2 years at a gross daily rate of $25,000, which is currently above market rates for similar vessels.

On August 10, 2011, the Company declared a cash dividend in the amount of $0.05 per common share for the three months ended June, 30 2011. The dividend was paid on August 30, 2011 to shareholders of record as of August 25, 2011.

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15.    Subsequent Events–(continued):

On August 16, 2011, the Company took delivery of the Star Mega which is chartered by a multinational mining company for a remaining period of approximately 2.9 years at a gross daily rate of $24,500 which is currently above market rates for similar vessels.

On August 31, 2011, the Board of Directors adopted the 2011 Equity Incentive Plan, under which officers, key employees, directors and consultants of the Company and its subsidiaries are eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. The Company reserved a total of 2,000,000 shares of common stock for issuance under the 2011 Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in the plan. As of June 30, 2011 2,000,000 common shares were available under the 2011 Equity Incentive Plan and 61,000 common shares were available for issuance under the 2010 Equity Incentive Plan.

On September 1, 2011, Mr. Simos Spyrou was appointed as Company's Chief Financial Officer, to succeed Mr. George Syllantavos.

On September 9, 2011, the Company took delivery of the newbuilding Capesize vessel, the Star Borealis which commenced a 10-year time charter on September 11, 2011.

On September 20, 2011, the Company filed a registration statement on Form S-8 (File No. 333-176922) that covers the resale of up to 4,665,100 of our common shares that have been and may be issued under our 2007, 2010 and 2011 equity incentive plans.

The Company determined as of September 30, 2011 that the market value of the vessels pledged under the $120.0 million loan agreement with Commerzbank AG was less than the required 135% of outstanding borrowings under such loan agreement. On October 31, 2011, the Company paid a regularly scheduled quarterly payment of $2.3 million and as a result regained compliance with this value maintenance covenant.  The Company also determined as of September 30, 2011 that the market value of the vessels pledged under the new $31.0 million loan agreement with ABN AMRO Bank was less than the required 135% of outstanding borrowings under such loan agreement and as a result the lenders may require the Company to prepay an amount of approximately $2.9 million in order to regain compliance with this value maintenance covenant.  The Company currently has the ability, under its current cash position, and is willing to prepay the amount of $2.9 million if it is requested by the lenders

On October 10, 2011 the Company entered into a new $64.5 million secured term loan agreement with HSH Nordbank AG. The borrowings under this new loan agreement together with $5.3 million in cash were used to repay in full the Company's existing indebtedness under its loan agreements with Piraeus Bank AE; a term loan of $150.0 million dated April 14, 2008 and of a term loan of $35.0 million dated July 1, 2008. The senior secured term loan facility consisted of two tranches. The first tranche amounted to $48.5 million and is repayable in 20 consecutive installments of $1.250 each and a final balloon payment of 23.5 million. The second tranche amounted to $16.0 million, is repayable in 12 consecutive installments of $1.333 each. The first tranche bears interest at LIBOR plus a margin of 2.75% and the second tranche bears interest at LIBOR plus a margin of 3.00%.This new loan agreement contains financial covenants including requirements to maintain (i) the ratio of indebtedness of the borrower over the aggregate fair market value of the assets shall not be greater than 75% until December 31, 2013 and 70% thereafter, (ii) a minimum market adjusted net worth of not less than $100.0 million, (iii) a minimum interest coverage ratio of not less than 2.0:1.0; (iv) minimum liquidity of $2.0 million or $400 for each  pledged vessel under this credit facility, whichever is greater, and, (v) an aggregate market value of the vessels pledged as security under this loan agreement should not be less than (a) 125% of the then outstanding borrowings until the repayment of Second Tranche and (b) 167% of the then outstanding borrowings thereafter.

On October 14, 2011, the Korea Line Corporation rehabilitation plan was approved by the majority of the creditors. According to this plan, 37% of each approved claim will be repaid in cash in annual installments from 2012 through 2021 and the remaining 63% of each approved claim shall be converted into shares of the recognized debtor, Korea Line Corporation.